United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2008

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Sociedade de Capital Aberto

RELEVANT FACT

In compliance with article 157, paragraph 4, of Law nº 6,404/76 and CVM Resolution nº 358/2002, ARACRUZ CELULOSE S.A. announces that, at an extraordinary meeting held today, the company’s Board of Directors approved the expansion of its Guaíba Unit, located in the state of Rio Grande do Sul. The work will get under way in the second half of this year and will increase the total annual capacity of the unit to 1.8 million tons of bleached eucalyptus kraft pulp.

The expansion project provides for the construction of a new pulp production line, next to the existing one, with an annual capacity of 1.3 million tons — with the possibility of this being raised to 1.4 million tons over the medium term without the need for any additional spending — which will require the investment of about US$ 1.8 billion. Preliminary forest and industrial environmental licenses (“licenças prévias ambientais”) have been granted by Fepam-RS (Rio Grande do Sul State Foundation for Environmental Protection).

Low production cost - The building project will be developed on the EPC (Engineering, Procurement and Construction) basis, with any needed equipment and services being sought mainly from among local suppliers. The outstanding feature of this new mill will be its low operating cost, which will make it even more competitive than the existing Veracel mill, in which Aracruz has a 50% stake. New technology and synergies will ensure an excellent standard of operational quality at a low production cost.

The new line will come into operation in August 2010, incorporating modern environmental technology that will translate into lower water consumption and reduced atmospheric emissions and effluents, as well as improved standards of heat and energy efficiency.

The local forest base will also be increased, to 160,000 hectares of eucalyptus plantations and 90,000 hectares of native reserves, constituting legal reserves and areas of permanent preservation. This total includes areas that have been leased and those under forestry contracts and producer partnerships. The total forest investment is estimated at US$ 600 million, including land acquisition, infrastructure and silviculture, 40% of which is already completed.

Integrated logistics - The project also provides for the upgrading of the logistics, with the adoption of waterway transportation for moving the raw material and pulp. Around 50% of the raw material will be taken to the mill by river. To this end, three waterway terminals are to be built, at Guaíba, Rio Pardo and Cachoeira do Sul.

A private maritime terminal will also be built, at São José do Norte, for the distribution of the pulp. Since the greater part of the production will be destined for Asia, this is a strategic investment that will provide a significant improvement in the international logistics quality and cost. A total of US$ 170 million is to be invested in logistics and infrastructure over the next three years.

Preference given to local labor - A total of 7,000 jobs should be created during the building work up to the end of 2009, with the hiring principally of local labor. According to a recent study of the expansion project, by the Getúlio Vargas Foundation (FGV), Aracruz should be generating 50,000 jobs up to the end of the building work.

Moreover, the company intends to set up a program, in partnership with the state and municipal governments and other entities, to provide professional training and qualifications to approximately 10,000 workers. A course is also planned for São José do Norte, teaching basic reading and writing skills

The expansion project will also involve the engaging of outsourced services from companies in the region, representing a total sum of more than US$ 300 million, which will provide a strong stimulus to the generation of income and employment in Rio Grande do Sul.

ACCESS THE WEBSITE (content now available only in Portuguese) - Further information about Aracruz’ expansion project for the Guaíba unit can be found at the following address: http://www.aracruz.com.br/projetosdeexpansao.

Aracruz-ES, April 15, 2008

Isac Roffé Zagury Investor Relations Director

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2008

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer